UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

            G/O INTERNATIONAL, INC. (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)

                    362900 201 (CUSIP Number)

                   Branden T. Burningham, Esq.
                    455 East 500 South, #205
                  Salt Lake City, Utah  84111
                   Telephone:  (801) 363-7411
  (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                      February 28, 2006
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on-Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

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                           SCHEDULE.13D
                       CUSIP NO.:362900 201
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         1.
         NAME OF REPORTING PERSON S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

         Sand Hills General Partners, I.R.S. Identification No. Applied for
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         2.
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b) X
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         3.  SEC USE ONLY


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         4.SOURCE OF FUNDS
         OO
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         5.
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         None.

         6.
         CITIZENSHIP OR PLACE OF ORGANIZATION The State of
         Texas of the United States of America.
---------------------------------------- ---------------------------------
                     7.  SOLE VOTING POWER        6,400,000

NUMBER OF
SHARES               8.  SHARED VOTING POWER      6,400,000
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON               9.  SOLE DISPOSITIVE POWER   6,400,000
WITH

                     10. SHARED DISPOSITIVE POWER 6,400,000

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         11.
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,400,000
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         12.
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES N/A

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         13.
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         74.5%
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         14.
         TYPE OF REPORTING PERSON
         PN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of G/O International, Inc., a Colorado corporation
(the "Company"). The Company's principal executive offices are located at 18205 Burkhardt, Tomball, Texas 77377.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule is being filed by Sand Hills General Partners.

(b) The business address of Sand Hills General Partners is 18205 Burkhardt Tomball, Texas 77377.

(c) Sand Hills General Partners is a stockholder of the Company.

(d) During the last five years, Sand Hills General Partners has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Sand Hills General Partners was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Sand Hills General Partners is an entity of the State of Texas, United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

3,325,000 of the shares of Common Stock of the Company were acquired by Sand Hills General Partners as a result of contributions to the partnership by holders of such shares in exchange for interests in the partnership. 3,075,000 of the shares of Common Stock of the Company were acquired by Sand Hills General Partners in connection with the issuance of its Promissory Note in the amount of $35,000 and the assumption of a guaranty of debt totaling $643,598 of Waterbury Resources, Ltd., a subsidiary of the Company, in each case issued to the holder of such debt.

Concurrent with the formation of Sand Hills General Partners and its acquisition of the Company Common Stock, Sand Hills Partners LLC, a Delaware limited liability company, purchased David M. Klausmeyer's 37% interest in Sand Hills General Partners in consideration for its Promissory Note in the principal amount of $1,500,000, payable out of 37% of any proceeds derived from Sand Hills General Partners' interest in the Company, until a total of $1,500,000 has been paid, at which time Sand Hills Partners LLC will own 100% of such shares of the Company unencumbered. The Note is secured by Sand Hills Partners LLC's interest in Sand Hills General Partners and is guaranteed by Sand Hills General Partners, which guarantee is secured by the pledge of 100% of the assets of Sand Hills General Partners. As a consequence of such purchase, Sand Hills Partners LLC will exercise voting and dispositive power over such shares of Common Stock of the Company unless default occurs under the Partnership Interest Purchase Agreement, the Note, and the Pledge Agreement. Sand Hills Partners LLC is equally owned by John Ellis, George Jarkesy and David R. Strawn, Esq.; Messrs. Jarkesy and Strawn were principal shareholders of the Company prior to these transactions. Mr. Klausmeyer was also a principal stockholder of the Company prior to these transactions.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Common Stock of the Company were acquired for investment purposes by each of these persons. The acquisition of such shares of Common Stock places Sand Hills General Partners and Sand Hills Partners, LLC and its respective members in control of the Company through the 74.5% interest, which Sand Hills Partners, LLC and its members intend to exercise in order to effect a reorganization of the Company with a private entity under their control. Such private entity will undertake to locate and acquire interests in portfolio companies in exchange for shares of Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 8,590,372 shares of Common Stock outstanding as of September 30, 2005. Sand Hills General Partners is now the beneficial owner of 6,400,000 shares of Common Stock, which represents approximately 74.5% of the outstanding shares of the Company's Common Stock.

(b) Sand Hills General Partners has the sole power to direct the vote of the 6,400,000 shares of Common Stock beneficially owned by it and the sole power to direct the disposition of such shares; however Sand Hills Partners, LLC, is the sole owner of Sand Hills General Partners, that is equally owned by Messrs. Ellis, Jarkesy and Strawn.

(c) On or about February 28, 2006, Sand Hills General Partners acquired 6,400,000 shares of the Company. 3,325,000 were acquired through contributions by the holders thereof in exchange for partnership interests. 3,075,000 were acquired in connection with the issuance of its Promissory Note in the amount of $35,000 and the assumption of a guaranty of debt totaling $643,598 of Waterbury Resources, Ltd., a subsidiary of the Company, in each case issued to the holder of such debt.

Each of these acquisitions of shares of Common Stock of the Company was effected by virtue of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act")pursuant to a Subscription Agreement duly executed by Sand Hills General Partners and accepted by the Company. Each acquisition is included in the aggregate shareholding and percentage figures contained elsewhere in this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Concurrent with the acquisition of the Company's Common Stock by Sand Hills General Partners, Sand Hills Partners, LLC purchased David M. Klausmeyer's 37% interest in Sand Hills General Partners in consideration for its Promissory
Note in the principal amount of $1,500,000, payable out of 37% of any proceeds derived from Sand Hills General Partners' interest in the Company, until a total of $1,500,000 has been paid, at which time Sand Hills Partners, LLC will own 100% of such shares of Common Stock of the Company unencumbered. The Note is secured by Sand Hills Partners, LLC's interest in Sand Hills General Partners and is guaranteed by Sand Hills General Partners, which guarantee is secured by the pledge of 100% of the assets of Sand Hills General Partners. As a consequence of such purchase, Sand Hills Partners LLC will exercise voting and dispositive power over such shares of Common Stock of the Company unless default occurs under the Partnership Interest Purchase Agreement, the Note and the Pledge Agreement executed by Sand Hills Partners, LLC and delivered to Mr. Klausmeyer in connection with the purchase of his partnership interest in Sand Hills General Partners.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description of Exhibit
-----------    ----------------------

2.1            Settlement Agreement
                   Exhibit 1-Agreement to Assume Guaranty for Transfer of
                             Shares
                   Exhibit 2-SHP Promissory Note
                   Exhibit 3-Election to Convert and Release, Waiver and
                             Novation

2.2            Promissory Note

2.3            Pledge Agreement

2.4            Partnership Interest Purchase Agreement

2.5            Guaranty and Pledge Agreement

3.1            Sand Hills General Partners Partnership Articles of General
               Partnership


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/21/2006

/s/ George Jarkesy
------------------
George Jarkesy, voting member of Sand Hills Partners, LLC
Sand Hills General Partners

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